SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.	English translation of a letter dated July 13, 2020 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, July 13, 2020

Comisión Nacional de Valores

Re.: Call to an Extraordinary Bondholders’ Meeting of the Fixed-Rate Class “A” Notes due June 15, 2021, to be held on August 5, 2020 on the first call

Dear Sirs,

I am writing to you in my capacity as Attorney-in-fact of Telecom Argentina S.A., to inform you that the Company’s Board of Directors, in a meeting held today, resolved to call an Extraordinary Bondholders’ Meeting of the Fixed-Rate Class “A” Notes due June 15, 2021, issued by Cablevisión S.A., a company of which Telecom Argentina S.A. is the surviving company after the merge (hereinafter, the “2021 Notes” and the “Meeting”).

The Bondholders´’ Meeting is called to be held on August 5, 2020 at 10:00 a.m. (Buenos Aires time), on the first call, in order to consider the amendments and/or elimination of the following terms and conditions of the 2021 Notes and the related clauses (or parts thereof) in the 2021 Notes Indenture:

1.  Amendments to the definitions of the terms of the 2021 Notes and Indenture of the 2021 Notes. It is proposed that the definition of “Cable TV/Telecommunications Business” in “Section 1.1 (Definitions)” of the 2021 Notes’ Indenture be deleted in its entirety.

2.  Amendments of the terms of the 2021 Notes and Article 4 of the 2021 Notes’ Indenture.

(a)         It is proposed that Section 4.03 (Maintenance of Existence; Ratings) of the 2021 Notes’ Indenture be deleted in its entirety and replaced by the following: “Intentionally omitted”.

(b)     It is proposed that Section 4.04 (Laws, Licenses and Permits) of the 2021 Notes’ Indenture be deleted in its entirety and replaced by the following: “Intentionally omitted”.

(c)      It is proposed that Section 4.15 (Line and Conduct of Business) of the 2021 Notes’ Indenture be deleted in its entirety and replaced by the following: “Intentionally omitted”.

(d)     It is proposed that Section 4.19 (Listing) of the 2021 Notes’ Indenture be deleted in its entirety and replaced by the following: “Intentionally omitted”.

3.  Amendments to the terms of the 2021 Notes and Article 6 of the 2021 Notes’ Indenture.

(a) It is proposed that Section 6.01(e) (Events of Default) of the 2021 Notes’ Indenture be amended and restated as follows:

“(e) there occurs with respect to any Debt of the Company or any of its Significant Subsidiaries having an outstanding principal amount of U.S.$100 million (or the equivalent in other currencies) or more in the aggregate for all such Debt of all such Persons (1) an event of default that results in such Debt being due and payable prior to its scheduled maturity or (2) a default caused by a failure to make a principal payment when due and such defaulted payment is not made, waived or extended within the applicable grace period;

(b)     It is proposed that Section 6.01(f) (Events of Default) of the 2021 Notes’ Indenture be deleted in its entirety and replaced by the following: “Intentionally Omitted”.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: July 13, 2020	By:	/s/ Fernando J. Balmaceda
		Name:	Fernando J. Balmaceda
		Title:	Responsible for Market Relations